

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   March 1, 2010

Mr. Michael H. Hoffman Esq.
Attorney at Law
1521 Alton Rd., Suite 284
Miami, FL Fort Lauderdale, Florida 33139

Re: Raj Ventures, Inc.
        Amendment No. 1 to Registration Statement on Form 10-SB
        Filed on: February 23, 2010
        File No.: 0-53878

Dear Mr. Hoffman:

        As you were advised by telephone on March 1, 2010 we have completed our
review of your Form 10-SB registration statement and we have no further comments at
this time.

                                        Sincerely,

                                        Andrew Schoeffler
                                        Staff Attorney